UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

Three Skyline Drive

  Hawthorne, New York 10532

  (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:

William J. Coote

AVP, Treasurer and Investor Relations ─ Interim CFO

(914) 345-9001

William.Coote@Taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2019

Hawthorne, NY, February 3, 2020 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and nine months ended December 31, 2019.

Quarter ended December 31, 2019 Highlights ─ compared to December 31, 2018

•	Net sales of $147.7 million decreased $28.7 million, primarily the result of competition.
•	Gross profit of $94.1 million (63.7% of net sales compared to 66.6%) decreased $23.4 million.
•	Research and development (R&D) expenses of $15.0 million remained constant.
•	Selling, marketing, general and administrative expenses (SG&A) of $20.9 million decreased $3.0 million.
•	Operating income of $58.2 million (39.4% of net sales compared to 44.8%) decreased $20.7 million.
•	Interest and other financial income of $8.5 million increased slightly.
•

Foreign Exchange (FX) income of $3.3 million decreased $27.4 million principally the result of the commencement of hedging accounting in accordance with ASU No. 2017-12 and the change in our Canadian subsidiary’s functional currency to U.S. dollar.

•	Tax expense of $2.9 million decreased $22.9 million; reflecting the impact from a non-recurring item.
•

Net income attributable to Taro was $67.7 million compared to $93.5 million, a $25.8 million decrease ─ as the decrease in operating income and FX income was partially offset by the decrease in tax expense ─ resulting in diluted earnings per share of $1.76 compared to $2.40.

Nine Months ended December 31, 2019 Highlights ─ compared to December 31, 2018

•	Net sales of $469.8 million decreased $20.1 million.
•	Gross profit of $297.5 million (63.3% of net sales compared to 66.6%) decreased $28.7 million.
•	R&D expenses of $44.0 million increased $1.3 million.
•	SG&A of $64.3 million decreased $2.3 million.
•	Settlements and loss contingencies was a $0.2 million credit, as compared to a $4.0 million credit (the result of a settlement of a patent infringement) in the prior year.
•	Operating income of $189.3 million (40.3% of net sales compared to 45.1%) decreased $31.5 million.
•	Interest and other financial income increased $1.7 million to $27.0 million.
•

FX income of $11.1 million compared to $34.7 million in 2018 ─ an unfavorable impact of $23.6 million – principally the result of the aforementioned commencement of hedging accounting and the change in our Canadian subsidiary’s functional currency to U.S. dollar effective April 1, 2019.

•	Tax expense of $39.6 million decreased $19.5 million; the result of the aforementioned non-recurring item in the quarter.
•	Net income attributable to Taro was $190.0 million compared to $223.3 million, a $33.3 million decrease, resulting in diluted earnings per share of $4.93 compared to $5.71.

Cash Flow and Balance Sheet Highlights

•	Cash flow provided by operations for the nine months ended December 31, 2019, was $222.0 million compared to $265.1 million for the nine months ended December 31, 2018.
•

As of December 31, 2019, cash and cash equivalents and marketable securities (both short and long-term) increased $176.8 million to $1.5 billion from March 31, 2019.  Cash and cash equivalents reflects the impact from the $26.8 million Tender Offer paid in December 2019.

Mr. Uday Baldota, Taro’s CEO, stated, “Despite approximately 75% of our products ranking in the top two (2) ─ when measured on market share ─ this quarters’ financial performance reflects, in big measure, the continued challenging market dynamics particularly in the U.S. generic market.  Responding to the faith our customers and patients repose in us, we continue to invest in R&D for augmenting our product offering.  This, coupled with investments in inorganic strategic opportunities, is aimed toward creating longer term shareholder value.”

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for one Abbreviated New Drug Application (“ANDA”); Azithromycin for Oral Suspension USP, 200 mg per 5mL.  The Company currently has a total of twenty-three ANDAs awaiting FDA approval, including seven tentative approvals.

Results of the Tender Offer

On December 19, 2019, Taro announced the final results of its modified “Dutch auction” tender offer whereby the Company accepted for payment 280,719 ordinary shares including all “odd lots” properly tendered, at the final purchase price of $91.00 per share, for an aggregate purchase price of approximately $25.5 million (excluding fees and expenses relating to the tender offer).

The Company cautions that the foregoing financial information is unaudited and could be subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2020.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended		Nine Months Ended
	December 31,		December 31,
	2019	2018	2019	2018
Sales, net	$147,683	$176,381	$469,829	$489,972
Cost of sales	53,557	58,838	172,375	163,785
Gross profit	94,126	117,543	297,454	326,187

Operating Expenses:
Research and development	14,996	14,726	43,978	42,726
Selling, marketing, general and administrative	20,932	23,883	64,302	66,650
Settlements and loss contingencies	—	—	(150)	(4,000)
Operating income	58,198	78,934	189,324	220,811

Financial income, net:
Interest and other financial income	(8,531)	(8,388)	(27,012)	(25,302)
Foreign exchange income	(3,287)	(30,702)	(11,147)	(34,706)
Other gain, net	534	1,398	2,211	1,910
Income before income taxes	70,550	119,422	229,694	282,729
Tax expense	2,874	25,752	39,565	59,083
Net income	67,676	93,670	190,129	223,646
Net (loss) income attributable to non-controlling interest	(6)	164	84	303
Net income attributable to Taro	$67,682	$93,506	$190,045	$223,343

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.76	$2.40	$4.93	$5.71

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,502,440	38,938,963	38,526,806	39,134,563

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	March 31,
	2019	2019
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$509,361	$567,451
Marketable securities	542,032	481,883
Accounts receivable and other:
Trade, net	227,327	237,945
Other receivables and prepaid expenses	21,115	47,362
Inventories	157,875	148,079
TOTAL CURRENT ASSETS	1,457,710	1,482,720
Marketable securities	479,050	304,322
Property, plant and equipment, net	206,692	206,242
Deferred income taxes	114,193	110,974
Other assets	33,318	31,068
TOTAL ASSETS	$2,290,963	$2,135,326

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$37,035	$35,060
Other current liabilities	177,144	181,761
TOTAL CURRENT LIABILITIES	214,179	216,821
Deferred taxes and other long-term liabilities	8,180	7,383
TOTAL LIABILITIES	222,359	224,204

Taro shareholders' equity	2,062,934	1,905,536
Non-controlling interest	5,670	5,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,290,963	$2,135,326

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income	$190,129	$223,646
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,101	13,738
Realized gain on sale of long-lived assets	—	18
Change in derivative instruments, net	(3,395)	5,881
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(11,061)	(49,688)
Deferred income taxes, net	(2,076)	741
Decrease (increase) in trade receivables, net	10,618	(18,439)
Increase in inventories, net	(9,796)	(6,795)
Decrease in other receivables, income tax receivable, prepaid expenses and other	27,407	86,425
Increase in trade, income tax, accrued expenses, and other payables	5,263	8,810
(Income) loss from marketable securities, net	(1,182)	792
Net cash provided by operating activities	222,008	265,129

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(19,350)	(19,526)
Investment in other intangible assets	(1,016)	(2,669)
Proceeds from short-term bank deposits, net	—	225,503
Proceeds from long-term deposits and other assets	—	70,685
(Investment in) proceeds from marketable securities, net	(233,393)	24,742
Net cash (used in) provided by investing activities	(253,759)	298,735

Cash flows from financing activities:
Purchase of treasury stock	(26,827)	(72,191)
Dividends paid	—	(500,000)
Net cash used in financing activities	(26,827)	(572,191)

Effect of exchange rate changes on cash and cash equivalents	488	(1,815)
Decrease in cash and cash equivalents	(58,090)	(10,142)
Cash and cash equivalents at beginning of period	567,451	576,611
Cash and cash equivalents at end of period	$509,361	$566,469

Cash Paid during the year for:
Income taxes	$38,773	$51,487
Cash Received during the year for:
Income taxes	$24,819	$78,367
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,479	$1,544
Non-cash financing transactions:
Purchase of intangible assets	$750	$—
Purchase of treasury stock	$—	$4,493
Purchase of marketable securities	$—	$1,799
Sale of marketable securities	$(145)	$—

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 3, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director